November 6, 2009

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the year ended December 31, 2008 File No. 001-10110

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Windsor:

Thank you for your letter dated October 26, 2009 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

Our responses are set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s October 26, 2009 comment letter in bold italic text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8172 or fax: 011-34-91-537-6766, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Javier Malagón Navas
Javier Malagón Navas

Annex A

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 16A – Audit Committee Financial Expert, page 160

1.
We note your response to prior comment 4 in which you explain why your board of directors has made no determination with respect to whether there is at least one audit committee financial expert serving on the audit committee. We also note that Form 20-F requires that a determination actually be made with respect to that matter. Please take all appropriate steps to provide the information required by Item 16A of Form 20-F.  Please also consider Section 407 of the Sarbanes-Oxley Act of 2002 and SEC Release 33-8177 and confirm that you will have the required disclosure in your next annual report.

Response:

We supplementally confirm to the Staff that we will include the disclosure required by Item 16A of Form 20-F in our 2009 Form 20-F.